Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 10 DATED SEPTEMBER 15, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 10 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021, prospectus supplement no. 3 dated May 17, 2021, prospectus supplement no. 4 dated June 15, 2021, prospectus supplement no. 5 dated July 8, 2021, prospectus supplement no. 6 dated July 12, 2021, prospectus supplement no. 7 dated July 15, 2021, prospectus supplement no. 8 dated August 16, 2021, and prospectus supplement no. 9 dated September 7, 2021 (collectively, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of October 1, 2021, the first business day of the month, for each class of our common stock being offered and sold in this offering; and
•	to disclose our NAV per share as of August 31, 2021.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2021, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$20.3112
Class T	$20.3101
Class S	$20.2715
Class D	$20.3064
Class I	$20.3119

As of August 31, 2021, we had not sold any Class S shares. The October 1, 2021 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of August 31, 2021. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2021 that would have a material impact on our NAV per share.

August 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2021.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of August 31, 2021, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of August 31, 2021 ($ and shares in thousands, except per share data):

Components of NAV	August 31, 2021
Commercial mortgage loans	$529,436
Real estate owned, net	14,000
Cash and cash equivalents and restricted cash	45,760
Receivable for loan payoff	6,716
Other assets	7,087
Repurchase agreements - commercial mortgage loans	(347,836)
Credit facility payable	(14,350)
Reserve for negative impact of COVID on real estate owned (1)	(1,118)
Due to related parties	(2,092)
Distributions payable	(1,178)
Interest payable	(350)
Accrued stockholder servicing fees (2)	(94)
Other liabilities	(5,879)
Net asset value	$230,102
Number of outstanding shares	11,351
Aggregate NAV per share	$20.2715

(1)

As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. The reduction in this reserve as of August 31, 2021 from July 31, 2021 resulted from the net loss on real estate owned set forth below. Because we had already established a reserve for losses, the monthly loss on real estate owned as of August 31, 2021 has no negative effect on the NAV. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of July 31, 2021	$(1,226)
Plus: Net loss on real estate owned for August:
Revenue from real estate owned	1,021
Real estate owned operating expense	(1,162)
Non-cash adjustment for ground lease	33
Net loss from real estate owned	(108)
Reserve balance as of August 31, 2021	$(1,118)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of August 31, 2021, we have accrued under GAAP $723 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of August 31, 2021, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value	$199,986	$13,273	$8,103	$—	$965	$7,769	$230,102
Number of outstanding shares	9,869	653	399	—	48	382	11,351
NAV per share as of August 31, 2021	$20.2649	$20.3112	$20.3101	$—	$20.3064	$20.3119	$20.2715